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June 7, 2006

By EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Steven Jacobs

Kelly McCusker

Re:	Federal Realty Investment Trust
Form 10-K for the year ended December 31, 2005 (the “Form 10-K”)
File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated May 25, 2006 providing comments relating to the Company’s Form 10-K. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 30

1. We note that you have adjusted for gains on sales of assets in calculating Adjusted EBITDA under the basis that it is a non-recurring expense. Please revise your disclosure appropriately as Item 10(e)(ii)(B) of Regulation S-K does not permit you to smooth earnings by identifying items as “non-recurring” that occur more frequently than every two years.

Company Response: The Company understands your comment and agrees that the definition of Adjusted EBITDA that was used in the Form 10-K may be unclear. Despite the wording of that definition, the Company’s calculation of Adjusted EBITDA does not make any adjustment for nonrecurring items, and the Company did not intend to imply that any of the items in the reconciliation are nonrecurring. The Company will revise its definition of Adjusted EBITDA in future filings as follows, in order to clarify this point:

Adjusted EBITDA is a non-GAAP measure that means net income or loss plus depreciation and amortization, net interest expense, income taxes, gain or loss on sale of real estate and impairments of real estate, if any.

Securities and Exchange Commission

June 7, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Property Revenues, page 39

2. We note in your results of operations discussion that your operating expense recoveries increased from fiscal year 2004 to 2005. We also note that actual recoverable expenses from 2004 to 2005 did not materially change. Please reconcile why your recoveries increased at a greater rate than your actual recoverable expenses. Please also explain to us why rental income increased so significantly in the fourth quarter as compared to prior quarters.

Company Response: The Company’s operating expenses can be divided into the following two categories: costs that are typically recoverable from tenants in the form of cost reimbursements and costs that are typically not recoverable from tenants. A summary of this breakdown for 2005 and 2004 is as follows:

	2005	2004
Recoverable expenses	92,997	89,254
Non-recoverable expenses	31,653	38,504

Operating expenses	124,650	127,758
Recoverable amortization	4,918	4,918
Total recoverable costs	97,915	94,172
Tenant cost reimbursements	76,154	71,870
Tenant reimbursements divided by recoverable costs	78%	76%

The cost recovery rate increased in 2005 from 2004 due primarily to increased occupancy, particularly at redevelopment properties. The decrease in non-recoverable expenses is consistent with the disclosures on pages 39 and 40 of the Form 10-K, as well as with the disclosure on page F-19 of a decrease in “Other” expenses of $4.4 million in 2005. “Other” expenses, as reported on page F-19, includes bad debt, property legal costs and fixed asset write-offs.

•	The increase in rental income from Third Quarter 2005 to Fourth Quarter 2005 of $6.5 million was caused primarily by the following:
•	An increase in tenant cost reimbursements of $2.0 million from tenants related to higher common area costs (primarily snow removal costs) and higher occupancy;
•	An increase in minimum rent of $1.8 million related mainly to increased occupancy and higher rental rates at the Company’s same center and redevelopment properties;
•	An increase in straight-line rent of $1.2 million from the impact of changes in estimates of the collectibility of certain long-term receivables as noted on page F-18 of the 2005 Form 10-K; and
•	An increase in percentage rent of $0.8 million as tenants exceeded their “break-point” (the related performance measure) later in the year.

Securities and Exchange Commission

June 7, 2006

Please note that prior to filing the 2005 Form 10-K, the Company considered the impact of APB 28, where applicable, on year-end adjustments and determined that there was no material impact requiring disclosure in Note 16 to the financial statements.

Note 1. Summary of Significant Accounting Policies, page F-10

3. We note your investment in Santana Row includes commercial space, rental space as well as condominiums that either have been sold or are under construction. Tell us and disclose your accounting policy as to the allocation of capitalized expenses as it relates to each of these projects.

Company Response: In accordance with SFAS No. 34 and No. 67, and as disclosed in Note 1 to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (Item 7 of the Form 10-K), the Company capitalizes certain costs related to the development of real estate, including pre-construction costs, interest, real estate taxes, insurance, and costs of personnel directly involved in the development. On projects containing multiple buildings or assets developed as one job, capitalized expenses are allocated, if necessary, to the individual assets at the time the assets are placed in service.

Direct construction costs are recorded to the individual assets at the time of payment if such costs are job specific. Pre-development costs, interest, insurance and personnel costs are normally allocated based on relative direct construction costs while real estate taxes are allocated based on relative sizes of the assets (typically square feet or acreage), unless a different method is deemed more appropriate. At Santana Row, capitalized expenses not directly recorded to a job were allocated based on total direct construction costs. The Company will include this policy disclosure in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326).

Thank you for your consideration of these matters,

Sincerely,

/s/ Lilyanna L. Peyser

Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust
Richard LaFleur, Grant Thornton